February 5, 2020

Yue Kou

Chief Financial Officer

Ionix Technology, Inc.

No. 279 Zhongnan Road

Zhongshan District, Dalian City

Liaoning Province, China 116000

Re:	Ionix Technology, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2019

Filed September 30, 2019

File No. 000-54485

Dear Ms. Kou:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2019

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operation Results of Operation for the Years Ended June 30, 2019 and 2018, page 28

1.	We note that you attributed the year to year fluctuations to the acquisition of Fangguan Electronics. In future filings, please expand your disclosure to provide investors with a more detailed description of significant components of revenues and expenses, including but not limited to both the existing and new business, as well as any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. In addition, when you attribute fluctuations to more than one item, you should quantify the impact of each significant item on the results of operations. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835

Yue Kou

Ionix Technology, Inc.

February 5, 2020

Item 8. Financial Statements and Supplementary Data

Note 3. Summary of Significant Accounting Policies, page F-8

2.	We reference the presentation included as Exhibit 99.1 of the Form 8-K filed December

13, 2019 in which you discuss photoelectric display and smart energy as two distinct segments. Explain to us how you considered the guidance in ASC 280-10-50-10 related to the presentation of reportable segments and ASC 280-10-50-40 related to disclosures about products and services.

Note 4. Acquisition, page F-15

3.	We note that you identify Changchun Fangguan Electronics Technology Co., Ltd. (“Fangguan Electronics”) as a variable interest entity of the company that you consolidate as the primary beneficiary. Please tell us how you considered the following disclosures related to Fangguan Electronics:

•	The nature of any restrictions on the consolidated VIE’s assets and on the settlement of its liabilities reported in the statement of financial position, including the carrying amounts of such assets and liabilities. Reference ASC 810-10- 50-2AA.
•	The presentation of certain assets and liabilities of the VIEs separately on the face of your consolidated balance sheets. Reference ASC 810-10-45-25.
•	The requirements of ASC 810-10-50-5A related to being the primary beneficiary of a VIE.
•	The amount of retained earnings or net income of Fangguan Electronics that is restricted or free of restrictions for payment of dividends as required by Rule 408(e)(1) of Regulation S-X.

4.	As a related matter, please provide us your analysis of how you concluded that you have the power to direct the activities of Fangguan Electronics that most significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to it. Reference ASC 810-10-25-38. Your response should discuss each of the material contractual agreements you discuss on page 7 and how you considered the provisions of those documents in making the determination that you are the primary beneficiary of Fangguan Electronics. Please address the existence of any kick-out rights, participating rights or protective rights and how you considered those rights in your analysis.

Yue Kou

Ionix Technology, Inc.

February 5, 2020

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at (202) 551-4391 or Kristin Lochhead, Senior Accountant, at (202) 551-3664 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

Ionix Technology, Inc. 3773 Howard Hughes Pkwy Ste. 500S Las Vegas, NV 89169

Ionix Technology, Inc.

No. 279 Zhongnan Road

Zhongshan District, Dalian City
Liaoning Province, China 116000

February 18, 2020

VIA EDGAR SUBMISSION

Li Xiao

Kristin Lochhead, Senior Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ionix Technology, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2019

Filed September 30, 2019

File No. 000-54485

Dear Ms. Li and Mr./Ms. Lochhead:

The Company has received your letter dated February 5, 2020 from the Division of Corporation Finance, inquiring certain items on our financial statements and related disclosures as reported in our annual report on Form 10-K for the year ended June 30, 2019. Due to the outbreak of coronavirus in China and the time we spent on meeting our quarterly report deadline, which was February 14th, 2020, we did not attend to your inquiry timely as we should. The company needs additional time to prepare the response and hereby requests an extension of the response deadline to March 2, 2020.

If you have any additional questions regarding the Form 10-K, please contact me at yuekou_iinx@sina.com. Thank you.

Sincerely,

Ionix Technology, Inc.

By:	/s/ Yue Kou
Name:	Yue Kou
Title:	Chief Financial Officer

www.iinx-tech.com